
07028508

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 3 December 2007
RG/rmj7281
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan appoints new Head of Human Resources	3 December 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

File N° 1263-28-82-S87

Givaudan appoints new Head of Human Resources

Geneva, Switzerland – 03 December 2007 – Joe Fabbri will become the Group's Head of Human Resources and a member of Givaudan's Executive Committee, effective on January 1, 2008. He will replace Bruce Bachmeier, who steps down due to personal reasons but who will remain with the company to ensure a smooth transition.

Along with his new role, Joe Fabbri will continue to lead the ongoing integration activities connected to the acquisition of Quest International earlier this year.

Joe Fabbri began his career with Givaudan in 1989 as Director Operations in Canada. Since that time he has worked in the USA and Europe in various increasing roles of responsibility within the company to his current position as Head of Flavours Global Operations and Givaudan's project leader for the Quest integration.

This news release is only available in English.

Further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

END